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EXHIBIT 99.5

                AMENDMENT TO AGREEMENT FOR ASSIGNMENT OF SOFTWARE

The Agreement for Assignment of Software dated November 8, 2001 ("Agreement") by and between Human Concepts, LLC, of Mill Valley, CA ("HC") and International Microcomputer Software, Inc., a California corporation ("IMSI"), is hereby amended effective as of April 1, 2003 ("Amendment") as follows:

1. In line 2 of Paragraph 4.1 Royalties, the language ", subject to Section 4.5," is hereby deleted in its entirety.

2. In Paragraph 4.1 Royalties, the language beginning with ""(i) ten percent (10%) of the ..." and ending with ""for such year, in excess of $1.5 million." is hereby deleted in its entirety and replaced with the following: "HC will pay to IMSI ten percent (10%) of total Net Revenue of HC for its sales through and including February 28, 2004. No royalties shall be due under the Agreement for Net Revenue earned after this date. HC shall have no right to buy out in advance this royalty obligation.

3. Paragraph 4.5 Termination of Royalty Obligation is hereby deleted in its entirety.

4. This Amendment shall only be effective upon the execution of a separate amendment of even date herewith to the Software License and Distribution Agreement between the parties.

All other terms and conditions of the Agreement are left unchanged and are hereby reaffirmed.


IMSI                                               HUMAN CONCEPTS, LLC

/s/ Gordon Landies                                 /s/ Martin Sacks
Gordon Landies                                     Martin Sacks
President                                          CEO